Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

William H. Dengler, Jr.

Senior Vice President and General Counsel

Tel: 215-309-7957

williamdengler@hillintl.com

May 22, 2015

VIA EDGAR AND E-MAIL

Ms. Tiffany Piland Posil

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20548

Re:                             Hill International, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2015

File No. 001-33961

Dear Ms. Posil:

This letter constitutes the response of Hill International, Inc., (“Hill”) to the comments of the Staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 19, 2015.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comment.

General

1.                                      Please supplement your disclosure to note the notice of director nominees and shareholder proposals submitted by Opportunity Partners, L.P., the company’s rejection of such notice and the basis for such rejection.

In response to your comments, the Company prepared a supplement to its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement Supplement”) to include information required to be disclosed in the context of a solicitation in opposition. The Company filed the Proxy Statement Supplement with the Commission on May 22, 2015.

The section entitled “Information Regarding Intention of Stockholder to Present Proposals and Nominate Directors at Annual Meeting” beginning on page 2 of the Proxy Statement Supplement includes the requested disclosure.

2. Please supplement your disclosure with a succinct summary of any material communications the company has had with Phillip Goldstein, Andrew Dakos, Bulldog Investors, LLC, Opportunity Partners, L.P., or any affiliates thereof leading up to the current solicitation.

The section entitled “Information Regarding Intention of Stockholder to Present Proposals and Nominate Directors at Annual Meeting” beginning on page 2 of the Proxy Statement Supplement includes the requested disclosure.

3. Please supplement your disclosure with a brief summary of the pending litigation regarding the validity of the notice of director nominees and proposals submitted by Opportunity Partners, L.P. and discuss the potential consequences of the pending litigation, including if Opportunity Partners, L.P. prevails.

The section entitled “Information Regarding Intention of Stockholder to Present Proposals and Nominate Directors at Annual Meeting” beginning on page 2 of the Proxy Statement Supplement includes the requested disclosure.

4. Please supplement your disclosure to note how the company intends to treat votes submitted by Bulldog Investors, LLC pursuant to proxy authority granted by shareholders using the green proxy card, which includes the company’s proposal for re-approval of the 2010 Senior Executive Bonus Plan.

The section entitled “Information Regarding Intention of Stockholder to Present Proposals and Nominate Directors at Annual Meeting” beginning on page 2 of the Proxy Statement Supplement includes the requested disclosure.

5. The proxy card indicates that the proxies may exercise discretionary authority to vote on matters not included in the proxy statement. Please disclose whether you intend to exercise discretionary authority to vote on any of the proposals on the green proxy card and, if so, provide us supplementally with an analysis of the applicability of Rule 14a-4(c).

If the Court of Chancery rules in Hill’s favor, Hill will maintain its position that Opportunity Partners, L.P.’s (“OP”) notice was not timely under the advance notice provisions of its bylaws and, accordingly, it may exercise discretionary authority pursuant to Rule 14a-4(c)(1) on any matter that is not on the white proxy card or on any other matter where a stockholder returns a signed white proxy card without indicating how to vote on a matter.  If the Court of Chancery rules that OP’s notice was timely, Hill does not intend to exercise discretionary authority on those proposals which are not listed on the white proxy card.  Should Hill be required to delay its annual meeting of stockholders which is currently scheduled to be held on June 9, 2015 (“Annual Meeting”), Hill may elect to revise its proxy materials to, among other things, allow Hill to exercise discretionary authority at such rescheduled Annual Meeting.

6. Please provide all the information required by Item 4(b)(3) and (4) and Item 5(b) of Schedule 14A.

We respectfully submit that, if the Court of Chancery rules in Hill’s favor, Hill’s solicitation is not subject to Rule 14a-12(c) and, therefore, the disclosure pursuant to Items 4.b. and 5.b. of Schedule 14A is not required. Rule 14a-12(c) is applicable to “[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to [Regulation 14A] by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders . . . .” In this case, Bulldog Investors, LLC’s purported solicitation of proxies in connection with the Annual Meeting in support of OP’s proposals and nominees to the Board would not be a legitimate solicitation because the proposals and nominees listed in Bulldog’s proxy materials would not be eligible for presentation or election at the Annual Meeting.  As such, at this time, Hill’s solicitation is not in opposition to any proper solicitation and the disclosure pursuant to Items 4.b. and 5.b. of Schedule 14A is not required.  If the Court of Chancery rules against Hill, Hill will be required to delay its Annual Meeting and Hill will assess and appropriately fulfill its obligations under Regulation 14A at such time.

By way of this letter, Hill acknowledges that: (1) Hill is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Hill may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response and Hill’s related filing of the Proxy Statement Supplement address the Staff’s concerns satisfactorily. If you have any questions, please call me at (215) 309-7957 or Darrick Mix of Duane Morris LLP, Hill’s outside counsel, at (215) 979-1206.

Sincerely,

/s/ William H. Dengler, Jr.
William H. Dengler, Jr.

cc: Darrick M. Mix, Esq.